Exhibit 99.12

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total, outlook and objectives

London, September 24, 2012 – Chairman & CEO Christophe de Margerie today presents the financial community with Total’s outlook and objectives for the next few years and beyond. He outlines Total’s ability to deliver near-term profitable growth, provides examples of the Group’s new dynamic in action, and emphasizes the priority of creating value for shareholders and all stakeholders. The event is webcast live, and a replay can be accessed at www.total.com along with the presentation material.

Key messages include:

•

Delivering near-term profitable growth: Total provides details to support its confidence in targeted production growth. Over 2011-15, this growth of approximately 3% per year on average is based on projects which are already either in production or under development. For 2017, based on its portfolio of high-quality projects, Total estimates production potential of circa 3 Mboe/d, noting that 70% of the new production needed to achieve this growth is already in production or under development. Total’s portfolio of Upstream start-ups for 2011-17 offers highly competitive returns, and it is strengthening Total’s position as an industry leader in deep offshore and LNG.

•

New dynamic in action: The strategic vision articulated and set in motion by management last year is progressing. Total’s bold exploration program is focused on high-risk, high-reward prospects, and new acreage has added to the potential for giant discoveries. The ongoing restructuring of Refining & Chemicals is expected to provide an additional 650 M$ per year of net results by 2015 through improved efficiencies and synergies. In addition, Total introduces a 15-20 B$ asset sale program over 2012-14, reinforcing that active portfolio management is integrated into Total’s strategy.

•

Creating value for shareholders: Free cash flow in 2012-14 will be enhanced by contributions from accretive start-ups, Downstream restructuring and the announced asset sale program. Accelerating free cash flow growth is expected during the 2015-17 period. Total’s strong balance sheet and well-managed gearing ratio provide additional financial flexibility to adapt to changes in the environment and capitalize on opportunities. At the end of 2Q12, Total announced an increase of 3.5% to its quarterly dividend. This dividend increase further demonstrates management’s confidence in the Group’s outlook.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

The Group looks forward to continued success in executing its strategy to deliver profitable and sustainable growth by investing in a diverse portfolio of high-quality projects that create value.

This document may contain forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission (“SEC”). Dollar amounts presented herein may represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

U.S. investors are urged to consider closely the disclosure in our Form 20-F for the year ended December 31, 2011, including the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, available from us at TOTAL S.A. – Tour Coupole – 2, place Jean Millier – La Défense 6 – 92078 Paris La Défense Cedex, France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com